DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com
Michael S. Kagnoff
michael.kagnoff@dlapiper.com
T 858.638.6722
F 858.638.5122
September 21, 2010
Allicia Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	REVA Medical, Inc. Registration Statement on Form S-1 Filed August 13, 2010 File No. 333-168852
Dear Ms. Lam:
     This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 9, 2010, to Robert Stockman, Chief Executive Officer of REVA Medical, Inc. (“REVA” or the “Company”) regarding the Form S-1, File No. 333-168852 (the “Registration Statement”), filed by the Company on August 13, 2010.
     This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth REVA’s response. We are enclosing a copy of Amendment No. 1 to the Registration Statement, together with a copy that is marked to show the changes from the initial filing.
Calculation of Registration Fee
1.	Please register the CHESS Depositary Interests which you are offering.
Response: Pursuant to the Staff’s comment, we have revised the cover of the Registration Statement to register the Chess Depositary Interests (“CDIs”).
Prospectus
2.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.

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Response: In response to the Staff’s comment, we hereby confirm that any preliminary prospectus circulated will include all non-Rule 430A information. The price range has not yet been determined for this offering.
Prospectus Cover Page
3.	Given your disclosure that you engaged a placement agent in connection with the offering outside the United States to non-U.S. residents, tell us:
•	why you are registering the offering in the United States, and

•	why the placement agent for your offering registered in the United States is not a broker-dealer registered in the United Suites.
Response: REVA is registering the offering in the United States because it intends to offer its securities to residents in the United States. REVA is also registering the securities offered to non-U.S. residents. If REVA did not register the offering in the United States, it would be required to comply with Regulation S of the Securities Act of 1933, as amended, or some other exemption from the registration requirements of the Securities Act for its offering to non-U.S. residents. Securities issued pursuant to Regulation S are subject to certain resale restrictions, require the purchaser to make certain certifications and must contain a restrictive legend. REVA, in consultation with its placement agent and legal advisors, determined that the offering will be facilitated and have a higher likelihood of completion if the securities are registered under the Securities Act, and not subject to the restrictions and limitations of Regulation S. Given REVA’s operations are in the United States, REVA also believes that its securities issued in this offering should be registered to address the potential flow back of the securities to U.S. residents.
REVA has only retained Inteq Limited (“Inteq”) to act as placement agent in connection with the offering of CDIs outside of the United States to non-U.S. residents and Inteq will only receive fees in connection with those sales. Any securities sold in the United States or to U.S. residents will be sold to investors through a registered direct offering. Inteq will not receive any fees associated with these sales. As a result, Inteq Limited is not required to be a broker-dealer registered in the United States.
4.	We note your statement that there is a minimum offering amount to be raised in the offering but that the placement agent is not required to sell any specific number or dollar amount of CDIs. Please revise to clarify whether these securities are being offered on a minimum/maximum basis and, if so, revise to disclose the date the offering will end, any minimum purchase requirements, and any arrangements to

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place the funds in an escrow, trust or similar account. See Item 501(b)(8)(iii) of Regulation S-K.
Response: The overall minimum offering amount to be raised in the offering is A$70,000,000 and the maximum offering amount is A$84,000,000. The placement agent, however, is not required to raise a minimum amount because REVA is offering securities directly to stockholders in the United States which will comprise a portion of the overall offering amount. Additionally, the Company is required to hold all funds received from purchasers during the subscription or application period in trust in a separate bank account. These funds will be released from the trust at such time as the CDIs are issued to purchasers. In the event the minimum offering amount is not satisfied, within two months after the date of the prospectus, all funds must be returned from the trust to each purchaser. We have revised the disclosure on the cover page and on page 103 of the prospectus accordingly.
Prospectus Summary, page 1
Our Company, page 1
5.	Please revise to state prominently that your product has not yet been approved by regulatory authorities for sale anywhere and indicate that the approval process will take several years, if at all.
Response: Pursuant to the Staff’s comment, we have revised page 1 of the prospectus summary accordingly.
Limitations of Current Technology, page 2
6.	We note your statement on page 2 that no bioresorbable stents have been approved for sale in Europe or the United Stales and your discussion under “Limitations for the Development of Bioresorbable Stents” here and on page 51 regarding the “historical” failure of bioresorbable stents in clinical trials. Please balance these disclosures with a brief description of other bioresorbable stents that are currently being tested in clinical trials, the scope of these clinical trials and the level of success of the bioresorbable stents in these trials. In this regard, we note your discussion on pages 50 and 60 of the development of bioresorbable stents by Abbott Laboratories and Biotronik.
Response: Pursuant to the Staff’s comment, we have revised page 2 and page 51 to include a brief description of other bioresorbable stents that are currently being tested and

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the status of these clinical trials. REVA is unable to include disclosure on the level of success of these trials, however, as the clinical trials have not been completed or there is not sufficient publicly available information to determine whether these products will receive regulatory approval or satisfy the limitations discussed in the Registration Statement. To date, no coronary bioresorbable stents have been approved for sale in Europe or the United States.
Our Solution, page 2
7.	Given the development and regulatory status of your product and the fact that you have completed few, if any, human clinical trials to support your claims that your product has been designed to “overcome many of the limitations associated with” metal and drug-eluting stents currently on the market, tell us why you believe it is appropriate to include the discussion on pages 2-3 and 52-53 describing “solution” in which you compare your product favorably to existing products and technologies that have been approved by regulatory agencies.
Response: In response to the Staff’s comment, we revised the disclosure to clarify that although REVA does not have human clinical data to support its assertions, it has performed extensive bench and preclinical testing, including animal models, that provides data and results to support the intended key benefits of the ReZolveTM stent disclosed in the solution section of the prospectus.
8.	The disclosure in the summary should not conflict with other disclosure in the filing. For example, you refer to the “intended key benefits” of your product as decreasing risk of adverse effect, having potential to provide patients with “better” therapeutic outcomes and physicians with “more effective and efficient clinical tools,” and “potentially reducing costs for health care providers;” however, this conflicts with the disclosure on page 15 that there is a lack of long-term data regarding the safety and efficacy of your product. Please revise accordingly. Please also balance your disclosure by briefly discussing the disadvantages of your product relative to other treatment options.
Response: In response to the Staff’s comment, we balanced the disclosure by discussing the disadvantage of the ReZolveTM stent. As disclosed, REVA will not be able to use the initial version of the stent in smaller diameter vessel applications, or for highly calcified, or hard and complex, lesions. As a result, the ReZolveTM stent will not initially be able to address the needs of all coronary patients. Pursuant to the Staff’s comment, we have also revised any conflicting disclosures on pages 2 and 52.
Risk Factors, page 9

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9.	Please include risk factors discussing the risks both you and investors in the offering face as a result of:
•	provisions in the agreements with Boston Scientific as disclosed in exhibits 10.6 and 10.7 relating to your potential acquisition by Boston Scientific if the offering is not completed before December 7, 2010, and

•	the registration rights provision of the investor rights agreement filed as exhibit 4.2 to the registration statement.
Response: Pursuant to the Staff’s comment, we have added a new risk factor on page 13 of the prospectus addressing the potential acquisition by Boston Scientific Corporation. We have also revised the risk factor on page 22 regarding future sales of our common stock to include the risks associated with the registration rights provision of the investor rights agreement.
We have limited sales, marketing and distribution experience..., page 13
10.	Please expand this risk factor to discuss the risk arising from the provision of your distribution option agreement with Boston Scientific that prohibits you from granting more favorable terms to another distributor in the event you are unable to agree on terms for a distribution agreement with Boston Scientific.
Response: Pursuant to the Staff’s comment, we have revised the risk factor accordingly.
We cannot predict the outcome..., page 14
11.	To illustrate better the risk presented in this caption, please expand to discuss briefly the results of your first human clinical trials in 2007 and quantify the significant funding that was required to address the issues you mention here.
Response: Pursuant to the Staff’s comment, we have clarified the disclosure to discuss the results of the clinical trials and quantify the required funding necessary to address the issues.
Use of Proceeds, page 27
12.	We note the first sentence of the third paragraph. While you may reserve the right to change the allocation of proceeds, in order to do so you must disclose the specific contingencies that would give rise to a change. See instruction 7 to Item 504 of

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Regulation S-K. Please revise to discuss specifically the contingencies and the alternative use of proceeds in the event a contingency occurs.
Response: Pursuant to the Staff’s comment, we have deleted the first and second sentences of the third paragraph on page 27 of the prospectus.
Business, page 47
Overview, page 47
13.	Given your statement in the second paragraph under this heading that you believe you are positioned to determine the efficacy of your device, please tell us the basis of your claim that the technology will potentially reduce costs for health care providers. Provide us any independent, objective data that you have that supports the claim.
Response: Pursuant to the Staff’s comment, we have deleted the reference that REVA’s products could potentially reduce costs for health care providers.
14.	Please provide copies of the industry publications, surveys, and other sources of statistics which you cite in this registration statement, clearly marking the relevant sections of these reports. For each report, please also tell us:
•	how you confirmed that the data reflects the most recent available information;

•	whether the data is publicly available;

•	whether the data was prepared for use in the registration statement;

•	whether the authors of the data consented to your use of it in the registration statement; and

•	whether you paid for the compilation of the data and, if you were affiliated with the preparation of the data in these two studies, please ensure that your disclosure clearly indicates the nature of all such affiliations.
Response: We are providing support on a supplemental basis for the market opportunity data and industry statistics that we have included in the prospectus. We have clearly marked the relevant sections that support the data and statistics. In addition:

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•	REVA can confirm, to its knowledge, that the information reflects the most recent available information;

•	all of the information provided is either publicly available or has been paid for by REVA;

•	none of the market information was prepared for REVA’s use in the Registration Statement or by an affiliated party;

•	no consents are required to use such data in the Registration Statement; and

•	REVA is unaffiliated with the preparation of all data.
Efficacy Testing, page 54
15.	Where you describe the efficacy of your product, please indicate the nature and size of the studies or trials on which you base your claims. For instance, we note the tests cited under this heading as support your statements of efficacy relate to preclinical studies involving animals.
Response: Pursuant to the Staff’s comment, we have revised the prospectus accordingly.
16.	We note your discussion in this section of preclinical animal tests undertaken to assess stent functionality as compared to commercial metal stents. Here and throughout your document, as appropriate, please revise to balance your disclosure of the efficacy of your product by discussing the outcome of the 25 patient human clinical study in Brazil and Germany in 2007 as mentioned on pages 14 and 57. Please also expand your disclosure on page 57 to discuss in greater detail the outcome of the human clinical study. For example, discuss the extent to which you observed the adverse clinical issues you discuss on page 14 and revise your disclosure on page 57 and elsewhere as necessary to balance your statements that your product has been shown to be “safe and effective in animals.”
Response: Pursuant to the Staff’s comment, we have revised pages 15 and 57 of the prospectus to provide greater details on the outcome of REVA’s 2007 human clinical trials, including the adverse clinical issues.

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Human Clinical Trial, page 57
17.	Please revise to discuss the steps you have taken in commencing the 50 patient pilot clinical trial in Brazil and Germany that you hope to commence in the first quarter of 2011. For example, please revise to discuss whether you have applied for the approvals from the relevant regulatory bodies to begin these clinical trials.
Response: In response to the Staff’s comment, we have clarified the steps REVA has taken to date to commence the 50 patient pilot clinical trial. We have also clarified that REVA has not yet applied for approval from the relevant regulatory authorities, as it is currently in the process of compiling data and awaiting final pre-clinical results to include in the regulatory applications.
Intellectual Property, page 61
18.	Please revise to clarify whether any of the 250 patents you discuss are patents issued by different jurisdictions for the same technology. Please also revise to disclose the duration of your issued patents.
Response: Currently REVA’s patent portfolio is comprised of 23 U.S. patents and 28 U.S. patent applications which are pending in the United States Patent and Trademark Office. For these 51 technology patents, REVA has sought intellectual property protection outside of the United States and has been issued 115 foreign patents and has 75 pending foreign applications. In addition, the last to expire of these issued patents expires in 2030. We have revised the disclosure on page 61 accordingly.
Material Agreements, page 62
19.	Please discuss terms of all material agreements, such as the agreements that govern:
•	the licensing of your technology to third parties for use in two non-coronary applications discussed on page 53;

•	the manufacturing processes that are currently completed by external parties in FDA registered facilities and

•	your relationships with your consultants who helped invent your design-related technologies.
Please also file all material agreements as exhibits.

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Response: The licensing of REVA’s technology to third parties for use in non-coronary applications is not material to REVA’s business or operations, and REVA believes it has disclosed and filed copies of all material licensing arrangements. We also note that we have deleted the references to the non-coronary applications from REVA’s strategy section on page 53 of the prospectus. Additionally, REVA has not entered into any material agreements regarding the manufacturing processes that are currently completed by external parties in FDA registered facilities and have provided applicable disclosure on page 59 of the prospectus. In the ordinary course of business, REVA enters into customary non-disclosure agreements with its consultants. Other than these non-disclosure agreements, REVA has not entered into any agreements with the consultants who helped invent its design related technologies.
Boston Scientific Agreements, page 62
20.	We note your statement that the amendment to the Agreement and Plan of Merger with Boston Scientific suspended covenants regarding the conduct of your business. However, it appears from Exhibit 10.7 that the amended agreement still requires you to meet certain covenants. Please revise your disclosure to discuss the covenants to which you are subject.

Response: Pursuant to the Staff’s comment, we have revised page 62 of the prospectus to include a brief description of the covenants to which REVA is still subject to under the amendment to the Agreement of Merger with Boston Scientific.

21.	Please revise your disclosure to discuss the term of the Agreement and Plan of Merger, such as when the Agreement and Plan of Merger will terminate in the event you do not close an initial public offering covering a sale of securities resulting in aggregate net cash proceeds to the company of at least $50,000,000 prior to December 7, 2010.

Response: Pursuant to the Staff’s comment, we have revised page 62 of the prospectus to disclose when the Agreement and Plan of Merger with Boston Scientific will terminate in the event that it does not close an initial public offering covering a sale of securities resulting in aggregate net cash proceeds to REVA of at least $50,000,000 prior to December 7, 2010.

22.	We note your disclosure that you are required to negotiate the terms of a distribution agreement with Boston Scientific Corporation upon the attainment of certain clinical milestones. Please revise to discuss the clinical milestones that must be achieved for the distribution option to be terminated. Please also revise to

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describe the known terms of any distribution agreement you may enter with Boston Scientific, such as the minimum five year term and the transfer price of any products subject to the potential distribution agreement. Quantify the amount of any discount, if material. Finally, please describe the provisions of section 2.3(b) of exhibit 10.10 which prohibit you from granting more favorable terms to any other distributor than those offered to Boston Scientific, in the event you are unable to agree upon the terms of a definitive distribution agreement with Boston Scientific.

Response: Pursuant to the Staff’s comment, we have revised page 62 of the prospectus to include a brief description of the clinical milestones that must be achieved for the distribution option to be terminated, the known terms of any distribution agreement that REVA may enter into with Boston Scientific and the provisions which prohibit REVA from granting more favorable terms to any other distributor that those offered to Boston Scientific, in the event that REVA is unable to agree upon the terms of a definitive distribution agreement with Boston Scientific. With respect to the disclosure of the amount of the discount on the transfer price of any products subject to the potential distribution agreement with Boston Scientific, please note that we have previously requested confidential treatment on this matter. We note we have received the Staff’s letter dated September 13, 2010 regarding our confidential treatment request and will be responding concurrently with this response letter or shortly thereafter.
Rutgers License Agreement, page 62
23.	Please provide disclosure regarding Rutgers’ exclusive, worldwide license with right of sublicense discussed in section 2.3 of the agreement.

Response: Pursuant to the Staff’s comment, we have revised page 62 of the prospectus to include a brief description of Rutgers’ exclusive, worldwide, license with right of sublicense, as discussed in Section 2.3 of the Rutgers License Agreement.

24.	Please revise to provide the material terms of the milestone payments and the development, regulatory, commercialization and change of control milestones. Please also revise to disclose the approximate year the last to expire patents under the agreement are set to expire. Please provide similar disclosure with respect to the patents licensed to you under the Integra License agreement.

Response: Pursuant to the Staff’s comment, we have revised page 63 of the prospectus to provide the material terms of the milestone payments and the development, regulatory, commercialization and change of control milestones under the Rutgers License Agreement and the Integra License Agreement. Pursuant to the Staff’s comment, we

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have also revised page 63 of the prospectus to provide the approximate year the last to expire patents under such agreements are set to expire.
Third-Party Reimbursement, page 63
25.	Please revise to provide a description of third-party reimbursement in the EU and Australia given that these will be your first and second target commercial markets, respectively. Please also revise to provide a more thorough description of government regulation of your company and your proposed product in the EU and Australia and the effect these regulations have on your company. For example, please address the process for obtaining CE Marking in Europe. In this regard, we note your discussion under “International” on page 66.

Response: Pursuant to the Staff’s comment, we have revised pages 63 and 66 of the prospectus accordingly.
Scientific Advisory Board, page 68
26.	With a view to disclosure, please tell us how members of the scientific advisory board are appointed, the terms of their appointments, how long they have served, and whether you have any agreements with them. With respect to your consulting arrangement with Dr. Stone, tell us whether you have a consulting agreement with him, the material terms of your agreement, and the amounts paid to him to date.

Response: The Scientific Advisory Board is comprised of four members. All appointments to the Scientific Advisory Board are for one year terms and the members are considered for renewal on an annual basis. Each of the members has served since the first quarter of 2008. REVA currently has agreements with each of its Scientific Advisory Board members pursuant to which the members receive annual fees ranging from $25,000 to $30,000. REVA also has a consulting agreement with Dr. Stone, pursuant to which Dr. Stone will receive an annual consulting fee of an additional $30,000 for providing consulting on all clinical readiness matters. The consulting agreement is considered for renewal on an annual basis and is terminable by REVA at any time. Dr. Stone has provided services to REVA since January 1, 2006, and to date, he has received $270,000 in consulting and Scientific Advisory Board fees.
Board of Directors Leadership Structure, page 71
27.	We note your statement that the current structure of your board of directors in which one person serves in a combined role of chairman and chief executive officer

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“does not comply with Australian Stock Exchange corporate governance principles” and that you do not currently intend to separate these positions. We further note your statement on page 15 that characterizes the separation of these roles as a “recommendation” of the stock exchange. Please revise to clarify the nature of the restriction on board structure, and indicate the consequence, if any, of your decision not to comply. Add risk factor disclosure, as appropriate.

Response: Pursuant to the Staff’s comment, we have clarified the disclosure to state that the Australian Securities Exchange, or ASX, “recommends” that the roles of Chairman and Chief Executive Officer be separated in accordance with recommendation 2.3 of the ASX Corporate Governance Principles and Recommendations. The ASX Corporate Governance Principles and Recommendations provide guidance on corporate governance best practices but are not mandatory. The ASX Corporate Governance Council recognizes that there is no single, readily identifiable model for corporate governance and adopts an “if not, why not” approach to compliance with the ASX Corporate Governance Principles and Recommendations. This means that REVA will be required to disclose and explain its non-compliance in its annual reports. There are no other consequences of non-compliance, and as a result, we do not believe an additional risk factor is necessary.
Compensation Discussion and Analysis, page 76
28.	We note that your compensation discussion and analysis relates to compensation of your named executive officers for fiscal year 2010. Please expand your disclosure to provide discussion and analysis of the compensation awarded to your named executive officers in fiscal year 2009, to which the information contained in the tables and elsewhere in this section relates. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

Response: Pursuant to the Staff’s comment, we have revised the compensation discussion and analysis to provide disclosure relating to the compensation awarded to named executive officers in fiscal year 2009.
CHESS Depository Interests or CDIs, page 95
29.	Please reconcile your statement in the second paragraph under this heading that the shares of common stock underlying the CDIs will be quoted and traded on the Australian Securities Exchange with your statement on page 96 that you intend to apply to have your shares in the form of CDIs listed on the Australian Securities Exchange. Please revise or clarify your disclosure as appropriate.

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Response: REVA intends to apply to have the CDIs listed on the Australian Securities Exchange. Shares of common stock will not be separately listed on the ASX, but will trade on the ASX in the form of CDIs. We have clarified the disclosure throughout the prospectus accordingly.

30.	Please revise this discussion to state why the issuance of depositary interests is necessary. Specifically, please state that you have authorized CHESS Depositary Nominees Pty Ltd to act as the depositary of the shares and have directed them to issue the depositary interests underlying the common stock.

Response: Pursuant to the Staff’s comment, we have revised page 95 of the prospectus accordingly.

31.	We note your statement that the relationship between you, the depositary CDN, and holders of CDIs is governed “in part” by the settlement rules of ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532. Please file these rules and any other document that governs the depositary interests or the relationship between or among you, the depositary, and/or holders of CDIs as an exhibit to the registration statement.

Response: Pursuant to the Staff’s comment, we have revised the prospectus to include the hyperlink address of the ASX Settlement Rules in the Registration Statement. We believe that providing the hyperlink address is the best means for an interested investor to obtain the most up to date information regarding the ASX Settlement Rules. In addition, we confirm that there are no other rules governing the depositary interests or the relationship between or among REVA, the depositary, and/or holders of CDIs.
Conversion, page 96
32.	Please expand your disclosure to describe the process by which CDI holders will be able to convert their CDIs to common stock.

Response: Pursuant to the Staff’s comment, we have revised pages 95 and 96 of the prospectus to describe the conversion process.
Voting, page 96
33.	Please expand your disclosure to explain the process by which CDI holders will be able to instruct CDN on how CDN should vote with respect to the common shares underlying the CDIs. Also explain whether CDN is bound by these instructions and

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how it will vote shares for which no instruction by a CDI holder was provided. Finally, please also expand your disclosure to clarify whether any information other than a notice of stockholder meeting will be provided to CDI holders and whether you or CDN will provide the notice and any additional information to CDI holders.

Response: Pursuant to the Staff’s comment, we have revised pages 95 and 96 of the prospectus to provide the requested disclosures.
Australian Securities Exchange, page 96
34.	Tell us the status of any application for listing of your CDIs on the Australian Stock Exchange and revise your disclosure to clarify your anticipated timeframe for the submission of an application and the receipt of approval. For instance, your disclosure on the cover page implies that you will obtain approval for listing prior to the offering by indicating that “each CDI will be listed and admitted to trading on the Australian Securities Exchange,” but your disclosure on page A-9 indicates that you intend to apply for listing and admission “no later than seven days after the date of this Prospectus.” Add appropriate risk factor disclosure relating to the timing of your application and receipt of approval for listing.

Response: We will apply for admission to ASX and for quotation of CDIs on ASX within seven days after the date of lodging a prospectus with the Australian Securities and Investments Commission (“ASIC”). If the CDIs are not listed on ASX within two months following lodging of a prospectus with ASIC, all funds will be returned to investors as soon as reasonably practicable. As a result, we do not believe the timeframe presents any material risk to investors. We have revised the cover page of the prospectus accordingly.
Financial Statements, page F-1
35.	Please update the financial statements when required by Rule 3 12 of Regulation S-X.

Response: As requested, we will continue to give consideration to the updating requirements of Rule 3-12 of Regulation S-X in upcoming filings, as applicable.
Consolidated Statements of Cash Flow
36.	Please reconcile the cash receipt from the sale of preferred stock in 2010 with the amounts presented on the statement of stockholders’ equity. In that regard, please

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provide clear disclosure of the cash and non-cash aspects of financing and investing activities pursuant to FASB ASC 230-10-50-3 through 50-6.

Response: In response to the Staff’s comment, we have reviewed the previous presentation of the preferred stock transactions in the six-month period ended June 30, 2010, and in order to more clearly reflect the preferred stock transactions in a manner whereby a reader could easily reconcile the transactions between the Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit and the Consolidated Statements of Cash Flows, we have made certain modifications to the presentation on the Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit. Specifically, to more clearly set forth REVA’s cash purchase and resale of Series H preferred stock that had been held by a single investor group, separate lines for both the purchase and the sale of such Series H preferred stock have been added which allow a reader to directly reconcile the sum of the amounts received for the sale of Series H preferred stock in the Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit of $7,000,000, $484,000 and $550,000 to the total cash proceeds presented in the Consolidated Statements of Cash Flows of $8,034,000.

Additionally, we modified the Consolidated Statements of Cash Flows to specify that proceeds from the issuance of convertible preferred stock are net of offering costs.

We believe that such modifications are sufficient to provide clear disclosure of the cash and non-cash aspects of financing and investing activities pursuant to FASB ASC 230-10-50-3 through 50-6 as requested.
Part II
Signatures, page II-4
37.	Please revise the text in the paragraph above the registrant’s signature to comply with the requirement of Form S-1. We note the statement to which Robert B. Stockman attested to in the signature block. Please revise this statement to comply with the signature requirements of Form S-l.

Response: Pursuant to the Staff’s comment, we have revised the text in the paragraph above the registrant’s signature to comply with the requirements of Form S-1.

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Index to Exhibits, Page II-5
38.	We note your request for confidential treatment. We will review and provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

Response: We hereby acknowledge that any comments on the confidential treatment request must be resolved before we may accelerate the effectiveness of the Registration Statement.

39.	Please include an updated accountant’s consent with any amendment to the filing.

Response: Pursuant to the Staff’s comment, we have provided an updated accountant’s consent with the amendment to the Registration Statement and will continue to provide an updated consent for all subsequent amendments.

40.	Please ensure that the exhibits filed on EDGAR reflect the executed versions of those agreements. For instance, we note that Appendix A in Exhibit 10.12 as filed on EDGAR does not appear to be the executed version of the agreement.

Response: Pursuant to the Staff’s comment, we have revised the exhibits where necessary to reflect executed versions of each agreement.
* * *
     If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 858.638.6722.
Very truly yours,
DLA Piper LLP (US)
/s/ Michael Kagnoff
Michael S. Kagnoff
Partner